Cash Flow

CA Draft Tech

Date Range: Jan 01, 2019 to Dec 31, 2019



CASH INFLOW AND OUTFLOW	Jan 01, 2019 to Dec 31, 2019
Operating Activities	
Sales	
Labor Income	$5,113.50
Rental Income	$2,230.00
Sales	$29,605.30
Merchant Account Fees	-$642.45
Uncategorized Income	$13,922.62
Total Sales	**$50,228.97**
Purchases	
Bank Service Charges	-$2.50
Computer – Internet	-$1,888.93
Office Supplies	-$1,393.73
Repairs & Maintenance	-$590.75
Utilities	-$102.90
Uncategorized Expense	-$31,526.37
Total Purchases	**-$35,505.18**
Inventory	
Payroll	
Sales Taxes	
Proceeds from Parts Sales Tax	$491.49
Total Sales Taxes	**$491.49**
Other	

CASH INFLOW AND OUTFLOW

Jan 01, 2019
to Dec 31, 2019

Net Cash from Operating Activities	**$15,215.28**

Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**

Financing Activities	
Loans and Lines of Credit	
Owners and Shareholders	
Other	
Net Cash from Financing Activities	**$0.00**

OVERVIEW

Starting Balance	
BUSINESS FUNDAMENTALS CHK	$2,542.50
Cash on Hand	$0.00
Payments by Wave	$0.00
Total Starting Balance	**$2,542.50** As of 2019-01-01
Gross Cash Inflow	$51,507.91
Gross Cash Outflow	$36,292.63
Net Cash Change	**$15,215.28**
Ending Balance	
BUSINESS FUNDAMENTALS CHK	$17,512.78

OVERVIEW

Cash on Hand	$245.00
Payments by Wave	$0.00

Total Ending Balance	**$17,757.78** **As of 2019-12-31**